SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at August 30, 2004

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020

Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 30, 2004

Print the name and title of the signing officer under his signature.

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Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684 -6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.greatbasingold.com

HECLA TO COMMENCE PHYSICAL WORK
AT HOLLISTER DEVELOPMENT BLOCK

August 30, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX-GBG; AMEX-GBN) is pleased to report that Hecla Mining Company ("Hecla") has advised, "on-site work has begun at the Hollister Development Block gold exploration project in northern Nevada." The Hollister Development Block Project area is a portion of Great Basin's 27 square mile Ivanhoe Property, located on the Carlin Trend, about 47 miles northwest of Elko, Nevada. Development of the high-grade gold-silver vein systems on the Hollister Development Block is the subject of earn-in and joint venture agreements between Great Basin and Hecla. Hecla can earn a 50% interest in the Hollister Development Block by funding and operating a two-stage exploration and development program leading to commercial production, or completing the Stage 1 program and paying the Hollister Development Block JV an amount of US$21.8 million less the actual costs of completing the Stage 1 program. Upon earn-in, Hecla would also operate the mine.

The Stage 1 program involves development of a decline to access the eastern extremities of the high-grade gold veins, and underground drilling leading to the establishment of mineral reserves and completion of a feasibility study. Approval for the Stage 1 program has already been received from the Bureau of Land Management.

Great Basin is a mining exploration and development company with advanced stage gold assets on the Carlin Trend in Nevada, USA and the Witwatersrand Goldfield in South Africa. For additional details on Great Basin and its gold properties, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This press release includes certain statements that may be deemed "forward-looking statements". These statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor created by such sections. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Great Basin expects are forward-looking statements. Although Great Basin believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Great Basin, investors should review Great Basin's Annual Information Form in Canada and annual filing on Form 20-F with the United States Securities Commission. Great Basin does not undertake any obligation to release publicly any revisions to any "forward-looking statement" to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources.

This press release may use the terms "measured resources" and "indicated resources". Great Basin advises U.S. investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.